'

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date: 10 November 2004	By /s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 October 2004

     Information

     Public Announcements/Press

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein
(1 October 2004)
Announcement
Intention to sell General Mills common
stock announced
(4 October 2004)

Announcement
Announcement of return from sale of
General Mills common stock
(5 October 2004)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
(8 October 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein and Lord
Blyth informs the Company of his
beneficial interests.
(11 October 2004)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
(12 October 2004)

Announcement
Transfer of Shares by Mournats & Co.
Trustees Limited as Trustee of the Diageo
Employee Benefit Trust and Messrs Walsh
and Rose inform the Company of their
beneficial interests therein.
(14 October 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
(15 October 2004)

     Required by/when

     The Stock Exchange, London

Announcement
Diageo AGM statement
(20 October 2004)

Announcement
Company announces Jonathan Symonds
appointed Chairman of the audit committee
(21 October 2004)

Announcement
Lodgment of resolutions other than those
concerning ordinary business with UK Listing Authority.
(21 October 2004)

Announcement
Company purchases its own securities
(21 October 2004)

Announcement
Company purchases its own securities
(22 October 2004)

Announcement
Company announces holdings in
Glenmorangie PLC
(25 October 2004)

Announcement
Company purchases its own securities
(26 October 2004)
Announcement
Company purchases its own securities
(27 October 2004)
Announcement
Company announces Dividend Reinvestment
Plan allocation. Lord Blyth and Messrs Walsh
and Rose inform the Company of their
beneficial interests therein
(28 October 2004)
Announcement
Company purchases its own securities
(28 October 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of their
beneficial interests therein
(29 October 2004)
Announcement
Company purchases its own securities
(29 October 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:49 01-Oct-04
Number	PRNUK-0110

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 1 October 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,206 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 23,846 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 28 September 2004 at a price per Ordinary Share of £6.9755, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
28.09.04	1,206	£6.9755

Date of
Transaction	No of Ordinary Shares Transferred
28.09.04	23,846

The total holding of the Trust now amounts to 3,354,339 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

1 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Disposal of Stock
Released	12:57 04-Oct-04
Number	6588D

PRESS RELEASE

     4 October 2004

Diageo announces intention to sell 49.9 million shares of common stock of General Mills
Diageo announced today its intention to sell 49,907,680 shares of common stock held in General Mills, Inc. Diageo intends to sell a majority of the shares in an underwritten public offering. Citigroup, Merrill Lynch & Co., Morgan Stanley and Lehman Brothers are acting as representatives of the underwriters in the offering. The remainder of the shares are expected to be sold to General Mills.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in and jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any offer of securities and each announcement thereof is being made in compliance with, and any documents related thereto comply with, the laws and regulations of each state where persons to whom such offer is made are resident. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by General Mills, Inc. and previously declared effective.

A written prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933 will be available from Citigroup (388 Greenwich Street, 32nd Floor, New York, NY 10013 tel. 212-816-6000), Merrill Lynch (Merrill Lynch North Tower, New York, NY 10081 tel:212-449-1000) or Morgan Stanley (1585 Broadway, New York, NY 10036 tel: 212-761-4000).

Ends –

Investor enquiries:
Catherine James +44 (0)20 7927 5272 or investor.relations@diageo.com
Media enquiries:
Isabelle Thomas +44 (0)20 7927 5967 or media@diageo.com
About Diageo plc
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Disposal
Released	07:00 05-Oct-04
Number	7053D

PRESS RELEASE

5 October 2004

Diageo raises $2.26 billion from sale of 49.9 million shares of common stock of General Mills

SUMMARY

•	Diageo has today sold 49.9 million shares of common stock held in General Mills for $45.20 per share before fees

•	Diageo has transferred 4 million General Mills shares to the Diageo UK pension plan reducing the deficit on post employment plans by £100 million

•	The profit on disposal, before tax and goodwill written back, is approximately $370 million ( £205 million)

•	Diageo now holds 25 million shares of the common stock of General Mills which could be monetised after October 2005

Commenting, Paul Walsh, Chief Executive Officer of Diageo, said “We had targeted a disposal of these shares in calendar 2004 and we are delighted to be able to make this announcement today. By way of this transaction we have monetised the majority of our holding in General Mills with now only 25 million shares still in our ownership. Today’s transaction represents one of the last steps on our strategic journey to build the world’s leading premium drinks business”.

THE TRANSACTION
Diageo has today agreed to sell 49,907,680 shares of common stock held in General Mills for $45.20 per share. 33.3 million shares were sold in an underwritten secondary offering and the balance to General Mills, Inc. Subject to customary closing conditions, settlement is expected to be on 8 October 2004 and Diageo expects to receive $2.14 billion after underwriting and other transaction costs.

Diageo has also announced today that it has transferred 4 million shares of the common stock of General Mills which it owns to the Diageo UK pension plan. At a valuation of $45.20 per share and at a $1.78/£1 exchange rate this will reduce the total deficit, after taxation, for Diageo’s post employment plans, which at 30 June 2004 totalled £750 million, by £ 100 million. The shares to be disposed of and transferred total 54 million and at 30 September 2004 had a book value of $2.0 billion. Therefore there is a profit on disposal before goodwill write off of approximately $370 million. After the write back of previously written off goodwill the disposal is currently anticipated to give rise to an exceptional loss, before tax, of $70 million. The disposal proceeds will initially be used to reduce net debt. Diageo intends to make a further communication in due course in which it will, following formal Board approval, confirm the future capital structure of the company.

On 31 October 2001 Diageo disposed of its Pillsbury packaged food business to General Mills as part of the decision to focus on premium drinks. The consideration for the disposal included 134 million shares in the common stock of General Mills. Since that date Diageo has reduced its shareholding by 109 million shares, including the transactions which have been announced today. Diageo retains 25 million shares of the common stock in General Mills which are valued at $1.1 billion as at 4 October 2004 and which are subject to a call option with General Mills expiring in October 2005.

For the year ending 30 June 2005 Diageo accounts for its shareholding in General Mills as an investment and dividends received are included in the profit and loss account. Following this transaction the remaining 25 million shares in the common stock of General Mills which Diageo holds will continue to be accounted for as an investment at a book value of $910 million. Dividends received in respect of these shares will continue to be included in the profit and loss account.

Citigroup, Merrill Lynch & Co., Morgan Stanley and Lehman Brothers are acting as representatives of the underwriters. UBS Investment Bank is acting as financial advisor to Diageo. Sullivan & Cromwell LLP are acting as U.S. legal counsel and Slaughter and May as English legal counsel to Diageo.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in and jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any offer of securities and each announcement thereof is being made in compliance with, and any documents related thereto comply with, the laws and regulations of each state where persons to whom such offer is made are resident. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by General Mills, Inc. and previously declared effective.

A written prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933 will be available from Citigroup (388 Greenwich Street, 32nd Floor, New York, NY 10013, tel 212 816 6000), Merrill Lynch (Merrill Lynch North Tower, New York, NY10081, tel 212 449 1000), or Morgan Stanley (1585 Broadway, New York, NY 10036, tel 212 761 4000).

- Ends –

Investor enquiries:

Catherine James +44 (0)20 7927 5272 or investor.relations@diageo.com
Kelly Padgett +1 202 715 1110 or investor.relations@diageo.com
Media enquiries:
Isabelle Thomas +44 (0)20 7927 5967 or media@diageo.com

About Diageo plc
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:18 08-Oct-04
Number	PRNUK-0810

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

1) it received notification on 8 October 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the following directors, together with other eligible employees under the Plan, were awarded ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 8 October 2004 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Shares
N C Rose	423
P S Walsh	423

The Ordinary Shares were awarded by the Trustee at no cost to Plan participants (‘Freeshares’), to a value based on a percentage of the participant’s salary on 30 June 2004 and the Company’s profits for the financial year ended 30 June 2004, subject to a maximum per Plan participant of £3,000 in value per tax year. Freeshares are awarded annually and are held by the Trustee and cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	172,805
P S Walsh	672,452

2) it received notification on 8 October 2004 for the purposes of Section 329 of the Companies Act 1985 that the Trustee sold 212 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 4 October 2004 at a price per Ordinary Share of £7.0355, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

As a result of purchases, awards, transfers and sales made by the Trustee on behalf of the Company on 8 October 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,354,127 Ordinary Shares.

8 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:08 11-Oct-04
Number	PRNUK-1110

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces the following:

     1) that it received notification on 11 October 2004 from the Trustee that:

(i) the Trustee purchased 46,751 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 11 October 2004 at a price of 707p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 11 October 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	26
P S Walsh	26

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 707p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases and awards made by the Trustee on behalf of the Company on 11 October 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,400,878 Ordinary Shares.

2) that it received notification on 11 October 2004 from Lord Blyth that he has purchased 1,037 Ordinary Shares on 11 October 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 707p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 96,874.

3) that today the directors named below were granted the following options over Ordinary Shares under the Company’s Senior Executive Share Option Plan:

Name of Director	No of Ordinary Shares
N C Rose	278,465
P S Walsh	493,281

Each option was granted at a price of £7.07 per Ordinary Share and is exercisable between 11 October 2007 and 10 October 2014, subject to satisfaction of performance criteria.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	172,831
P S Walsh	672,478

11 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:37 12-Oct-04
Number	PRNUK-1210

TO: Regulatory Information Service

      PR Newswire

RE:    CHAPTER 16 PARAGRAPH 13 OF

      THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 12 October 2004 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo Share Incentive Plan (the ‘Plan’) has purchased 1,195,995 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 11 October 2004 at a price of £7.119761 per share in respect of participants in the Plan. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

The total holding of the Trust now amounts to 4,596,873 Ordinary Shares.

12 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:17 14-Oct-04
Number	PRNUK-1410

TO: Regulatory Information Service

PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 14 October 2004 for the purposes of Section 329 of the Companies Act 1985, that Mourant & Co Trustees Limited (‘Mourant’), as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’): purchased 700,000 Ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) on 11 October 2004 at a price of £7.119761 per share; and transferred 100,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust on 26 April 2004, following an exercise of options under the Company’s Senior Executive Share Option Plan (which exercise was announced on 26 April 2004).

The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return plan (the ‘Plan’), approved by shareholders in August 1998 and the Senior Executive Share Option Plan, approved by shareholders in November 1999.

Directors who are potential beneficiaries of the Employee Benefit Trust are NC Rose and PS Walsh.

As a result of the above transactions, the total holding of the Employee Benefit Trust amounts to 6,945,249 Ordinary Shares.

14 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:15 15-Oct-04
Number	PRNUK-1510

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 15 October 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 187 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 5,292 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 14 October 2004 at a price per Ordinary Share of £7.3950, by the Trustee.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
14.10.04	187	£7.3950

Date of
Transaction	No of Ordinary Shares Transferred
14.10.04	5,292

The total holding of the Trust now amounts to 4,591,394 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

15 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	AGM Statement
Released	14:30 20-Oct-04
Number	2828E

EMBARGOED until 14:30 BST 20 October 2004

DIAGEO AGM STATEMENT

At Diageo’s annual general meeting this afternoon, Paul Walsh, chief executive Diageo plc, will make the following comments:

‘Trading in the first three months of the new financial year has been in line with our expectations. We therefore confirm the guidance we gave in July in our trading update and at the time of our results announcement in early September 2004.

Four years ago Diageo embarked on an exit strategy from food to build the world’s leading premium drinks company. To this end, on 4 October 2004 Diageo sold 49.9 million shares of common stock of General Mills, and today our exit from food is now almost complete. This focus on premium drinks created a business that is capable of delivering top and bottom line growth with high and improving operating margins, high and improving return on invested capital and strong cash flow.

It has been our policy that the appropriate capital structure for Diageo is one which achieves capital efficiency, maximises flexibility and gives Diageo the appropriate level of access to debt markets at attractive cost levels. We believe that this can be achieved by targeting a range of ratios which are currently broadly consistent with a single A credit rating.

Today that policy is unchanged. Accordingly, £600 million of the net proceeds received from the sale of common stock in General Mills will be used by Diageo to repay debt. The balance of £600 million of the net proceeds received will be returned to shareholders as part of a larger on-market share buyback programme in our current financial year — the year ending 30 June 2005. Diageo expects to continue to return to shareholders the surplus capital which arises from free cash flow and other opportunities which may improve financial ratios on an on-going basis. We intend to do so at a rate, which is consistent with our view of capital structure, and of course subject to market conditions. We believe that the most appropriate mechanism by which to return surplus capital is through a combination of an on-market share buyback programme and dividend payments.

From the beginning of Diageo’s 2006 financial year, in July 2005, Diageo intends to rebalance the return to shareholders of surplus capital arising from free cash flow between buybacks and dividends and to gradually build dividend cover over time from the current level.

While final decisions on annual dividends will continue to be taken in the light of earnings performance, inflation and other external factors, the Diageo Board would expect, from February 2006, to hold the company’s dividend increase to shareholders to around 5% annually until dividend cover moves towards 2.0 times.’

-ends-

Investor enquiries:
Catherine James +44 (0)20 7927 5272 investor.relations@diageo.com

Media enquiries:
Isabelle Thomas +44 (0)20 7927 5967 media@diageo.com

Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Jose Cuervo, Captain Morgan, Tanqueray and Crown Royal, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	12:00 21-Oct-04
Number	3134E

21 October 2004

JONATHAN SYMONDS APPOINTED CHAIRMAN OF THE AUDIT COMMITTEE

Diageo announces that further to the announcement on 19 February 2004, Jonathan Symonds, a non-executive director, was appointed yesterday as chairman of the audit committee, with effect from the end of the Annual General Meeting held on 20 October 2004.

Mr Symonds is chief financial officer of AstraZeneca PLC and became a non-executive director of Diageo on 1 May 2004.

-ends-

Investors enquiries Catherine James 020 7927 5272
Media enquiries Isabelle Thomas 020 7927 5967

Notes to Editor

Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

End

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	16:31 21-Oct-04
Number	PRNUK-2110

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 9 PARAGRAPH 32 OF

     THE LISTING RULES

Diageo plc (the ‘Company’) announces that in accordance with Chapter 9 paragraph 32 of the Listing Rules, two copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting held on 20 October 2004 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

21 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 21-Oct-04
Number	3618E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 2,500,000 ordinary shares at a price of 727.3356 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Diageo plc holds 2,500,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,047,511,833.

Notes to Editor:

Investor enquiries:
Catherine James +44 (0) 20 7927 5272
investor.relations@diageo.com

Media enquiries:
Isabelle Thomas +44 (0) 20 7927 5967
media@diageo.com

The shareholders of Diageo plc in their Annual General Meeting of 20 October 2004 approved an amendment to Diageo’s articles of association which allows Diageo to hold repurchased ordinary shares as treasury shares. A full discussion of this amendment and related resolutions can be found in the Notice of Annual General Meeting which is available on Diageo’s website, www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 22-Oct-04
Number	4053E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 2,500,000 ordinary shares at a price of 727.5882 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 5,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,044,202,939.

END

Company	Glenmorangie PLC
TIDM	GMGA
Headline	Holding(s) in Own Shares
Released	15:11 25-Oct-04
Number	4428E

RNS Number:4428E
Glenmorangie PLC
25 October 2004

Holdings in Company
Glenmorangie plc

Diageo have today notified Glenmorangie plc, on behalf of the persons listed in Schedule 1 (the persons), in accordance with Part VI of the Companies Act 1985 (the Act), that, so far as is known to them:

(a) as at 20 October 2004, the persons were interested for the purposes of the Act in 5,343,982 ‘A’ ordinary shares of 10 pence each and 2,827,465 ‘B’ ordinary shares of 5 pence each, in each case comprised in the relevant share capital, as defined in section 198(2) of the Act, of Glenmorangie plc (the relevant Shares);

(b) the present registered holders of the Relevant Shares are listed in Schedule 2;

(c) all of the Relevant Shares are shares in which the persons are interested by virtue of section 208(5) of the Act.

SCHEDULE 1

The persons interested in the Relevant Shares are as follows:

•	Diageo plc of 8 Henrietta Place, London W1G 0NB, England

•	Grand Metropolitan Public Limited Company of 8 Henrietta Place, London W1G 0NB, England

•	Grand Metropolitan Holdings Limited of 8 Henrietta Place, London W1G 0NB, England

•	Grand Metropolitan International Holdings Limited of 8 Henrietta Place, London W1G 0NB, England

•	UDV(SJ) Limited of 8 Henrietta Place, London W1G 0NB, England

•	United Distillers & Vinters (SJ) B.V. of Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands

•	Diageo Holdings Netherlands B.V. of Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands

•	Diageo International B.V. of Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands

•	Guinness France Holdings S.A. of 8/10 rue Pierre Brossolette, Levallois-Perret Cedex, 92309, France

•	Moet Hennessy SNC of 65 avenue Edouard Vaillant, 92100 Boulogne-Billancourt, France

SCHEDULE 2

So far as is known to us, the present registered holders of the Relevant Shares are as follows:

Name of Registered Shareholder	'A' Shares	'B' Shares
Paul Neep	16,235	1,640
Keith Edelman	1,500	0
Michael Cheek	100	0
Simon Erlanger	5,252	0
lain Hamilton	4,356	3,500
Peter Nelson	3,447	0
Peter Williamson	2,300	0
Mr David William Alexander Macdonald	10,351	985,587
BDS Nominees Limited A/C GPEP	285	320
BDS Nominees Limited A/C GPEP	0	275
Mrs Fiona Averil Patrick	27,437	37,500
Mrs Fiona Averil Patrick A/C DSP	429	1,571
Mrs Fiona Averil Patrick A/C RDP	429	1,571
Miss Alison Erica Macdonald	33,434	39,302
BDS Nominees Limited A/C GPEP	280	0
Ms Vaila Ann Macdonald	45,067	37,550
Ms Tara Helen Macdonald	38,759	39,222
Mr Jamie Robertson	503	0
Miss Sheila Constance Macdonald	372,593	337,197
Mrs Margaret Anne Wells	750	500
Tods Murray Nominees Limited W0910002	430,305	337,380
R.C. Greig Nominees Limited (No account designation)	1,384,266	1,004,350
Voldgade Investment Holdings SA (a subsidiary of Brown-Forman corporation)	2,962,904	0
Unknown	3,000	0
TOTAL	5,343,982	2,827,465

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:25 26-Oct-04
Number	5060E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 2,000,000 ordinary shares at a price of 720.09 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 9,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,040,346,128.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:22 27-Oct-04
Number	5570E

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces that the following directors of the Company are participants in the Diageo Dividend Reinvestment Plan and that the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) were purchased on 25 October 2004 (with a settlement date of 28 October 2004) at a price per share of 7.194p in respect of the final ordinary dividend paid on 25 October 2004:

Name of Director	Number of Ordinary Shares
Lord Blyth	2,251
N C Rose	3,964

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No. 2 Employee Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	99,125
N C Rose	176,795

28 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 28-Oct-04
Number	6058E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,300,000 ordinary shares at a price of 721.98 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 10,300,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,039,046,128.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:48 29-Oct-04
Number	PRNUK-2910

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 29 October 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,137 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 22,271 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 22 October 2004 at a price per Ordinary Share of £7.2507, by the Trustee.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
22.10.04	1,137	£7.2507

Date of
Transaction	No of Ordinary Shares Transferred
22.10.04	22,271

The total holding of the Trust now amounts to 4,567,986 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

29 October 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 29-Oct-04
Number	6666E

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 2,200,000 ordinary shares at a price of 730.8257 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 12,500,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,036,868,880.

END